Exhibit 4.3

NAVIENT CORPORATION

DEFERRED COMPENSATION PLAN FOR DIRECTORS

(As Amended and Restated Effective May 1, 2014)

INTRODUCTION

The Navient Corporation Deferred Compensation Plan for Directors (the “Plan”) is hereby amended and restated by Navient Corporation (the “Corporation”) effective as of May 1, 2014 (the “Effective Date”).

The Plan, originally named the Student Loan Marketing Association Deferred Compensation Plan for Directors, was adopted on February 21, 1995, for the benefit of directors of the Student Loan Marketing Association, the predecessor of SLM Corporation. The Plan was later renamed the SLM Corporation Deferred Compensation Plan for Directors, as amended and restated effective October 1, 2010. This amended and restated Plan, effective as of the Effective Date, represents an assumption and continuation of the SLM Corporation Deferred Compensation Plan for Directors, a portion of which was spun-off to be maintained by New BLC Corporation or an affiliate thereof. Effective May 1, 2014, the Plan is renamed the Navient Corporation Deferred Compensation Plan

This Plan includes certain Grandfathered Accounts (defined below), which shall continue to be subject to, and governed by, the terms of the Plan as in effect on December 31, 2004. “Grandfathered Account” means the separate memorandum account maintained by the Corporation for a Plan participant to which amounts that were deferred and vested prior to January 1, 2005, and any earnings attributable thereto are credited.

With respect to deferrals after December 31, 2004, the Plan is to be interpreted as necessary to comply with section 409A of the Internal Revenue Code of 1986 and Treasury Regulations section 1.409A-1 et seq., as they both may be amended from time to time, and other guidance issued by the Treasury Department and Internal Revenue Service thereunder (“Section 409A”). If an amount credited to a Grandfathered Account becomes subject to Section 409A, such amount shall be deemed governed by the amended and restated Plan and shall be paid in accordance with Section 3(E).

1.	DEFERRAL OPPORTUNITY

Each year during the annual enrollment period (“Annual Enrollment Period”) any non- employee director (“Director”) of the Corporation may, in accordance with rules, procedures and forms specified from time to time by the Corporation, elect to defer receipt of either all or a specified part of his Director’s fees for the following calendar year (the “Deferral Election”). Any amount so deferred (the “Deferred Amount”), shall be credited to a memorandum account maintained by the Corporation on behalf of the Director (the “Deferred Account”) and paid out as hereinafter provided. In addition, an individual may make an election prior to commencing his initial term as a member of the Board and such election shall be effective as of the date he commences such term or, if permitted by the Corporation in its sole discretion, such later time as permitted by Section 409A.

A Director who does not file a Deferral Election before the last day of the calendar year (or any earlier date required by the Corporation) to defer earnings for the following calendar year will be treated as having elected not to defer any amounts for the following calendar year. A Director who does not file a Deferral Election with respect to a calendar year may file a Deferral Election for a subsequent calendar year in accordance with this Section.

2.	PARTICIPATION

To participate in this Plan, a Director shall submit to the Corporation a Deferral Election form relating to all or part of the fees he is entitled to receive as a Director.

3.	DEFERRAL ELECTION

Upon filing a Deferral Election, a Director shall designate the amount to be deferred; elect the deferral period; elect to have such deferred amounts invested in cash, in shares of the Corporation’s common stock or a successor class of stock (“Common Stock”), or some combination of both; elect the time and form of payment; and designate a beneficiary.

Deferral Elections are effective on a calendar year basis and become irrevocable no later than the December 31 before the beginning of the calendar year to which the elections relate.

A.	Amount to be Deferred

A Director may elect to defer all or a portion of his annual retainer, meeting fees, or per diem payments.

Any Deferred Amount shall be credited to the Director’s Deferred Account and paid out as hereinafter provided.

B.	Deferral Period

At the election of the Director, the payment of the Deferred Account shall commence as soon as administratively possible (but no later than 90 days) after:

(i)	the first day of the tenth month after the Director ceases to be a Director of the Corporation for any reason, including death,

(ii)	the first day of the tenth month after the Director ceases to be a Director and attains an age specified by the Director at the time of the Deferral Election, or

(iii)	the expiration of a period of years not shorter than three years. For the avoidance of doubt, payment shall commence on the first day of the calendar year elected by the Director provided, however, that the Director may not elect a calendar year that is earlier than the third calendar year following the date of the Deferral Election.

For purposes of the Plan, a Director shall not be considered to cease to be a Director unless the cessation of the Director’s service as a Director constitutes a separation from service within the meaning of Section 409A.

A Director may not designate the taxable year of distribution except to the extent permitted in Section 3(B)(iii).

A Director shall not be allowed to receive the Deferred Account before the expiration of the Deferral Period, unless the Director meets the requirements of a hardship as provided in Section 6, nor shall a Director be allowed to defer his Deferred Account beyond the Deferral Period.

C.	Investment Election

(i)	Cash Account. If the Director elects to have all or a portion of his Deferred Account invested in cash:

The Corporation shall maintain a separate memorandum account (the “Cash Account”), reflecting the Corporation’s liability to the Director for the deferred earnings. All deferred earnings that are invested in cash shall be credited to the Cash Account at the time such earnings would have been paid but for the Deferral Election. Amounts credited to the Cash Account shall earn interest, compounded quarterly, on March 31st, June 30th, September 30th, and December 31st, at an effective rate equal to the quarterly average of the monthly five-year Treasury Constant Maturity Rate listed on the Federal Reserve Statistical Release H.15.

(ii)	Stock Account. If the Director elects to have all or a portion of his Deferred Account invested in Common Stock:

The Corporation shall maintain a separate memorandum account (the “Stock Account”), reflecting the Corporation’s liability to the Director for the Deferred Account, measured in accordance with the value of Common Stock. All deferred earnings that are invested in Common Stock shall be converted into a number of shares (or fraction thereof) of Common Stock and such number of shares shall be credited to the Stock Account at the time such earnings would have been paid but for the Deferral Election. The Stock Account will be credited with additional shares determined by reference to any dividends paid on or adjustments to Common Stock through the date of distribution. The conversion of deferred earnings, dividends, or other cash payments into a number of shares of Common Stock shall be based on the fair market value of a share of Common Stock at the close of business on the business day immediately preceding the date on which a Director receives a credit to his Stock Account under this Plan, which shall be the last sale price on the NASDAQ Stock Exchange.

Effective as of the Distribution, as defined in the Separation and Distribution Agreement, dated as of April 28, 2014, by and among SLM

Corporation, New BLC Corporation, a Delaware corporation (“SLM BankCo”), and Navient Corporation (the “Separation Agreement”), each Stock Account under the Plan will be credited with a number of shares of Navient Corporation common stock equal to a fraction, the numerator of which is the product of the Pre-Distribution SLM BankCo Share Price (defined below) and the number of shares of SLM Corporation common stock credited to such account and the denominator of which is the Post-Distribution Navient Share Price (defined below), rounded up to the nearest whole share in replacement of shares of SLM Corporation common stock credited to such account. Such amounts will be distributed, at the time otherwise specified in the Plan, in the form of the Navient Corporation common stock. Following the Distribution, any deferrals deemed to be invested in Common Stock will be invested in Navient Corporation common stock, and no deferrals will be deemed invested in SLM BankCo common stock.

“Pre-Distribution SLM BankCo Share Price” means the sum of the Post-Distribution SLM BankCo Share Price and the Post-Distribution Navient Share Price

“Post-Distribution SLM BankCo Share Price” means the volume-weighted average of the “ex-dividend” trading price of a share of common stock of SLM BankCo on the five trading days ending on the Distribution Date (as defined in the Separation Agreement).

“Post-Distribution Navient Share Price” means the volume-weighted average of the “when issued” trading price on NASDAQ of a share of common stock of Navient Corporation on the five trading days ending on the day prior to the Distribution Date (as defined in the Separation Agreement).

Directors shall receive quarterly statements reflecting their Deferred Account balances.

D.	Form of Payment

A Director may elect to receive his Deferred Account in a lump sum or annual installments, not exceeding 15 installments. Deferred Accounts shall be distributed in the form that reflects the investment of the Deferred Account at the end of the Deferral Period; the Cash Account shall be paid in cash and the Stock Account shall be paid in Common Stock.

If a Director elects to receive his Deferred Account in annual installments, such installments shall equal:

(i)	the value of the Deferred Account on the date that payments begin divided by the number of installments elected by the Director, plus

(ii)	interest credited to the Cash Account or dividends credited to the Stock Account since the previous installment; and each annual installment will be paid during the year in which it is due.

E.	Default Time and Form of Payment

If a Director fails timely to elect a time and form of distribution, the Director’s Deferred Account will be distributed as soon as administratively possible (but no later than 90 days) after the first day of the tenth month after the Director ceases to be a Director of the Corporation for any reason in the form of a single lump sum payment.

F.	Death Benefit and Beneficiary Designation

In the event of the Director’s death, the entire balance in the Director’s Deferred Account shall be paid to his beneficiary as soon as administratively possible after his death but in no event later than the end of the year in which the Director’s death occurred or, if later, the 15th day of the third calendar month following the Director’s death.

A Director may designate a beneficiary or beneficiaries to receive the balance of his Deferred Account upon his death. Any death benefit with respect to a Director who did not designate a beneficiary or who is not survived by a beneficiary shall be paid to the personal representative of the Director.

4.	TERMINATION/AMENDMENT OF ELECTION

Once a Deferral Election becomes irrevocable for a calendar year, a Director may not terminate the deferral of his earnings during that calendar year.

A Director may not modify his current or prior year Deferral Elections; however:

A.	Increase or decrease the amount of fees that are deferred. A Director may increase or decrease the amount of fees that are deferred in a future calendar year by filing a new Deferral Election during the relevant Annual Enrollment Period. Any such election shall be effective only for the calendar year following the year in which the Corporation receives the new Deferral Election.

B.

Change the Investment Election. A Director may change his investment election with respect to any portion of his Deferred Account that is invested in cash but a Director may not change his investment election with respect to any portion of his Deferred Account that is invested in Common Stock. Any change shall be subject to the Corporation’s open trading-window policy governing the purchase and sale of its Common Stock (except for when the Director has ceased to be a Director) and shall be effective on the later of the date that it is received by the Corporation or the date elected by the Director. At the Director’s election, the change in investment election may apply to amounts previously deferred and/or amounts to be deferred after the effective date of the modification. An investment election may not be changed after the expiration of the Deferral Period.

C.	Change the Deferral Period. A Director may change the Deferral Period with respect to deferrals in a future calendar year by filing a new Deferral Election during the relevant Annual Enrollment Period. This change shall be effective only for amounts earned in the calendar year following the calendar year in which the Corporation receives the new Deferral Election.

D.	Change the Form of Payment. A Director may change the form of payment with respect to deferrals in a future calendar year by filing a new Deferral Election during the relevant Annual Enrollment Period. This change shall be effective only for amounts earned in the calendar year following the calendar year in which the Corporation receives the new Deferral Election.

E.	Change in Beneficiaries. A Director may change beneficiaries by filing a written change of beneficiary designation form with the Corporation and such new beneficiary designation shall be effective upon receipt by the Corporation.

Upon cessation of service as a Director, the terms of this Plan shall continue to govern a Director’s Deferred Account until the Deferred Account is paid in full. Accordingly, a Director’s Deferred Account shall continue to be credited with investment earnings, as provided by Section 3.C, and the Deferral Period shall continue in effect.

5.	HARDSHIP DISTRIBUTION

In the event of a substantial, unforeseen hardship, a Director may file a notice with the Chairman of the Nominations and Governance Committee of the Board of Directors (the “Committee”), advising the Committee of the circumstances of the hardship, and requesting a hardship distribution. Upon approval by the Committee of a Director’s request, the Director’s Deferred Account, or that portion of a Director’s Deferred Account deemed necessary by the Committee to satisfy the hardship (determined in a manner consistent with Section 409A) plus amounts necessary to pay taxes reasonably anticipated because of the distribution, will be distributed in a single lump sum as soon as administratively possible (but no later than 90 days) following the date of approval. The Committee, in its sole discretion, shall determine how a Director’s Cash and Common Stock accounts shall be debited for the distribution. No member of the Committee may vote on, or otherwise influence a decision of the Committee concerning his request for a hardship distribution. If the Committee approves a Director’s hardship distribution request, then effective as of the date the request is approved, the Committee shall cancel the Director’s Deferral Election, if any, for the remainder of the calendar year. A Director whose Deferral Election is cancelled in accordance with this Section may file a new Deferral Election for the following calendar year in accordance with Section 1. A hardship distribution by a Director shall have no effect on any amounts remaining in the Plan following the hardship distribution.

For purposes of this paragraph, a substantial, unforeseen hardship is a severe financial hardship resulting from extraordinary and unforeseeable circumstances arising as a result of events beyond the Director’s control, such as (i) an illness or accident of the Director or the Director’s spouse, the Director’s beneficiary, or the Director’s dependent (as defined in Internal Revenue Code section 152, without regard to Code sections 152(b)(l), (b)(2), and (d)(1)(B)), (ii) a loss of the Director’s property due to casualty, or (iii) other similar extraordinary and unforeseeable circumstances, all as determined in the sole discretion of the Committee. A hardship distribution shall not be made to the extent such hardship is or may be relieved (i) through reimbursement or compensation by insurance or otherwise, (ii) by liquidation of the Director’s assets, to the extent the liquidation of such assets would not itself cause a severe financial hardship, or (iii) by cessation of deferrals under the Plan. Examples of what are not considered to be unforeseeable hardships include the need to send a Director’s child to college, or the desire to purchase a home.

6.	ACCELERATION OF PAYMENT

The Plan shall not permit the acceleration of the time or schedule of any payment, except as set forth herein or as otherwise permitted by Section 409A. The Committee may, in a manner that results in Section 409A compliance, determine to accelerate the time of a Director’s payment if at any time the Plan, as applicable to such Director, fails to meet the requirements of Section 409A. Such amount may not exceed the amount required to be included in income as a result of the failure to comply with Section 409A. Any such tax liability distribution shall be paid between the date of the Committee’s determination and the end of the calendar year during which the determination occurred, or if later, the 15th day of the third calendar month following the date of the Committee’s determination.

7.	SECTION 409A

The Plan is intended to comply with Section 409A, and shall be construed and administered accordingly to the extent Section 409A applies to the Plan. To the extent that a provision of the Plan would cause a conflict with the requirements of Section 409A, or would cause the administration of the Plan to fail to satisfy Section 409A, such provision shall be deemed null and void to the extent permitted by applicable law. Nothing herein shall be construed as a guarantee of any particular tax treatment to a Director.

8.	CREDITOR STATUS

The rights of a Director in his Deferred Account shall be only as a general, unsecured creditor of the Corporation. Any amount of cash or number of shares of Common Stock payable under this Plan shall be paid solely from the general assets of the Corporation and a Director shall have no rights, claim, interest or lien in any property which the Corporation may have, acquire, or otherwise identify to assist the Corporation in fulfilling its obligation to any and all Directors under the Plan.

9.	ADMINISTRATION AND TERMINATION

The Secretary of the Corporation shall provide a copy of this Plan to each Director.

The Board may, at any time and in its sole discretion, terminate or amend the Plan in accordance with Section 409A; provided, however, that no such termination or amendment shall reduce or in any manner adversely affect the rights of any Director with respect to benefits that are payable or become payable under the Plan as of the effective date of such amendment or termination. In the event of termination, existing Deferred Accounts shall be paid in accordance with the terms of the Plan except to the extent the Plan is terminated in accordance with the requirements of Section 409A, in which event the existing Deferred Accounts shall be paid in accordance with Section 409A.

IN WITNESS WHEREOF, Navient Corporation has caused this amended and restated Plan to be duly executed in its name and on its behalf as of the      day of                 , 2014.

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